

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 15, 2010

Mr. Martin E. Franklin, Chief Executive Officer
Jarden Corporation
555 Theodore Fremd Avenue
Rye, New York 10580

> **Re: Jarden Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed February 24, 2010**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2010**
> **Filed April 30, 2010**
> **Correspondence Filed May 25, 2010**
> **Commission File No. 1-13665**

Dear Mr. Franklin:

We have reviewed your response dated May 25, 2010 to our letter dated May 13, 2010 and have the following additional comments. Where indicated, we think you should revise your future filings in response to these comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-Q for Fiscal Quarter Ended March 31, 2010

Financial Statements, page 3

Note 1. Basis of Presentation and Significant Accounting Policies, page 6
Venezuela Operations, page 6

1. We have considered your disclosure in Note 1 along with your response to comment 14 in our letter dated May 13, 2010. It is unclear to us why your footnote disclosure characterizes the charges reflected in your financial statements related to remeasurement and devaluation of the Bolivar as "one-time" charges. Either revise future filings to refrain from characterizing these charges as one-time, or explain to us in detail why you believe your current characterization of these charges is appropriate in light of Venezuela's previous currency devaluations and the risks related to possible future

devaluations of the Bolivar as highlighted in the fifth risk factor in your December 31, 2009 Form 10-K.

2. We note your disclosure on page 46 of your December 31, 2009 Form 10-K that in order to partially mitigate unfavorable movements in the parallel exchange rate and a potential devaluation during the fourth quarter of 2009, you converted Bolivar denominated cash into U.S. dollars. It appears in this instance that you used the parallel market to exchange Bolivars for U.S. dollars, which may imply that you have limited access to the official rate. Please tell us in more detail why Note 1 in your March 31, 2010 Form 10-Q indicates that your expected settlement rate and thus the rate at which your subsidiaries operating in Venezuela have been remeasured is the official exchange rate of 4.30.

3. We note your discussion on page 24 of the unfavorable impact on your sales, cost of sales and gross margin of the devaluation of the Bolivar. Please tell us whether devaluation of the Bolivar and/or remeasurement into the functional currency of your underlying Bolivar financial statements upon application of highly inflationary accounting resulted in your recording any lower of cost or market write-downs of inventory or other asset impairments. If so, please revise your footnote disclosure in future filings to quantify the amount of such lower of cost or market inventory write-downs or asset impairments and to clarify your accounting. Refer to FASB ASC 830-10-45-17 through 45-18, 830-10-55-8 through 55-9 and 830-10-55-15 through 55-22.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21

Venezuela Operations, page 23

4. In your latest Forms 10-K and 10-Q you have disclosed your Venezuelan operations' cash balances denominated in Bolivars and U.S. dollars. Please expand Management's Discussion and Analysis in future filings to provide a more comprehensive discussion of your Venezuelan operations that provides a greater level of information about the monetary assets and liabilities that are exposed to exchange rate changes and the sensitivity of your sales and cost of sales to future currency changes. Disclose the specific amount of Bolivar-denominated monetary assets and liabilities as of each balance sheet date and provide a break-out of the amounts along with the exchange rate at which such amounts are being remeasured. Provide this disclosure at a reasonably detailed level; for example, disclose amounts for cash and accounts receivable. Also disclose the amounts of sales and costs of sales for your Venezuelan operations, and separately disclose the amounts denominated in Bolivar fuerte and the U.S. dollar. Please show us how these disclosures would have appeared in your March 31, 2010 Form 10-Q.

5. We note your disclosures here and on pages 45 and 46 of your December 31, 2009 Form 10-K concerning your Venezuelan operations and the official and parallel exchange rates.

In future filings please expand Management's Discussion and Analysis to provide a discussion of amounts you have settled at both the official rate and through the parallel market. If no amounts have been settled at the official rate during this time, discuss the most recent settlements. Disclose the amount of Bolivar pending government approval for settlement at the official rate (and which official rate) and the length of time the request(s) have been pending. Discuss the implications of the current exchange rate system for your operations and cash flows, and to the extent possible, provide a quantified analysis of the potential impact on your future operations. Please show us how these disclosures would have appeared in your March 31, 2010 Form 10-Q.

6. In future filings, please discuss your plans to manage the challenges presented by the current exchange rate system. For example, disclose changes in business practices or policies that have occurred or are anticipated to occur in response to the devaluation and hyperinflationary environment.

You may contact Sondra Snyder, Staff Accountant at (202) 551-3332, if you have any questions regarding the comments, or in her absence, you may contact me at (202) 551-3737.

Sincerely,

Jennifer Thompson
Branch Chief